Issuer Free Writing Prospectus

Dated September 18, 2014

Filed Pursuant to Rule 433

Registration Statement No. 333-198466

Pricing Term Sheet

Dated September 18, 2014

$75,000,000

5.75% Subordinated Notes due October 1, 2024

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Prospectus.

Issuer:	United Financial Bancorp, Inc.

Security Type:	5.75% Subordinated Notes due October 1, 2024

Aggregate Principal Amount:	$75,000,000

Rating:	The notes are rated BBB- by Kroll Bond Rating Agency. A rating reflects only the view of a rating agency, and it is not a recommendation to buy, sell or hold the notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if such rating agency decides that circumstances warrant that change.

Coupon:	5.75%

Interest Payment Dates:	April 1 and October 1 of each year, commencing on April 1, 2015

Maturity:	October 1, 2024

Yield-to-Maturity:	5.75%

Call Provision:	Non-Call Life

Special Event Redemption:	The notes may not be redeemed prior to maturity, except that, subject to obtaining the prior approval of the Federal Reserve, to the extent such approval is then required in order for the notes to qualify as Tier 2 capital under the rules and guidelines of the Federal Reserve, United may redeem the notes, at its option, at any time in whole or in part, if (i) one or more specified tax events occur that result in more than an insubstantial risk that interest on the notes is or will not be deductible by United, (ii) one or more specified Tier 2 capital events occur that result in the notes not constituting Tier 2 capital, or (iii) United is required to register as an investment company under the Investment Company Act of 1940, as amended.

Issue Price to Investors:	100%

Underwriter’s Discount:	1.25%

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Net Proceeds to Issuer (after underwriting discounts, but before expenses):	$74,062,500

Denominations:	$1,000 denominations and integral multiples of $1,000

Subordination:	The notes will be subordinate in right of payment to all senior indebtedness of United as described in detail in the Prospectus.

CUSIP / ISIN:	910304 AA2 / US910304AA27

Sole Book-Running Manager:	Sandler O’Neill + Partners, L.P.

Announce Date:	September 17, 2014

Trade Date:	September 18, 2014

Settlement Date (T+3):	September 23, 2014

United Financial Bancorp, Inc. has filed a registration statement (including a prospectus) on Form S-3 (File No. 333-198466) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents the Issuer has filed with the SEC (including a prospectus supplement relating to the offering) for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Sandler O’Neill + Partners, L.P. toll free at 1-866-805-4128.

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